UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                       INAMED Corporation
                        (Name of Issuer)

                  Common Stock, Par Value $ .01
                 (Title of Class of Securities)

                            453235103
                         (CUSIP NUMBER)

                        Donald K. McGhan
 3800 Howard Hughes Pkwy., Suite 900, Las Vegas, NV 89109 (702)
                            791-3388
(Name, address and telephone number of person authorized to receive notices and communications)

                        January 27, 1997
     (Date of event which requires filing of this statement)

      If  the  filing person has previously filed a statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald K. McGhan

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]
                                                       (b)  [X]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     PF & OO

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [  ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF      (7)  SOLE VOTING POWER
                    635,604
SHARES
               (8)  SHARED VOTING POWER
BENEFICIALLY        1,186,179

OWNED BY       (9)  SOLE DISPOSITIVE POWER
                    635,604
EACH
               (10) SHARED DISPOSITIVE POWER
REPORTING                1,186,179

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,186,179

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [  ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%

(14) TYPE OF REPORTING PERSON*

     IN

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     McGhan Management Corporation

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                       (b)[X]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [  ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, USA

NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES
               (8)  SHARED VOTING POWER
BENEFICIALLY        107,985

OWNED BY       (9)  SOLE DISPOSITIVE POWER
                    -0-
EACH
               (10) SHARED DISPOSITIVE POWER
REPORTING                107,985

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,985

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [  ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%

(14) TYPE OF REPORTING PERSON*

     CO

13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     McGhan Management Limited Partnership

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                       (b)[X]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [  ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, USA

NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES
               (8)  SHARED VOTING POWER
BENEFICIALLY        197,280

OWNED BY       (9)  SOLE DISPOSITIVE POWER
                    -0-
EACH
               (10) SHARED DISPOSITIVE POWER
REPORTING                197,280

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     197,280

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [  ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.5%

(14) TYPE OF REPORTING PERSON*

     CO

13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     International Integrated Industries Limited Liability
Corporation

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                       (b)[X]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [  ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, USA

NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES
               (8)  SHARED VOTING POWER
BENEFICIALLY        38,000

OWNED BY       (9)  SOLE DISPOSITIVE POWER
                    -0-
EACH
               (10) SHARED DISPOSITIVE POWER
REPORTING                38,000

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,000

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [  ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%

(14) TYPE OF REPORTING PERSON*

     CO


The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 24, 1994, by Donald K. McGhan with respect to the ownership of common stock, $.01 par value (the "Common Stock") of INAMED CORPORATION, a Florida corporation ("INAMED"), is amended to furnish the additional information set forth below:

ITEM 1.   SECURITY AND ISSUER.

          No Change.

ITEM 2.   IDENTITY AND BACKGROUND.

          No Change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The following is added to Item 3:

          The source of funds for purchase of the 10,000 Shares purchased by McGhan Management Limited Partnership
          January 27, 1997, is working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

          The following is added to Item 4.

          McGhan Management Limited Partnership has acquired an additional 10,000 Shares for the purpose of maintaining a significant equity position in INAMED and to maximize the value of their investment. To this end, McGhan Management Limited Partnership intends to continually review INAMED's business affairs and financial position and future prospects as well as conditions in the securities markets and general economic and industrial conditions.

          Based on such evaluation and review, and other factors (including, without limitation, the McGhan Management Limited Partnership will continue to consider various alternative courses of action and will in the future take such actions with circumstances existing from time to time. Such actions may include seeking to maintain representation on the Board of Directors of INAMED and remain a Member of management, making recommendations to other members of management concerning various business strategies, acquisitions, dividend policies and other matters, seeking to acquire control of INAMED through a proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as Mr. McGhan and McGhan Management Limited Partnership may deem appropriate. Such actions may involve the purchase of additional shares or, alternatively, may involve the sale of all or a portion of the Share held by Mr. McGhan and McGhan Management Limited Partnership in the open market or in privately negotiated transactions to one or more purchasers.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The following is added to Item 5:

          (a) Mr. McGhan directly owned 635,604 Shares on February 7, 1997, which he believes to be 7.91% of the outstanding class of Shares of the Issuer. Mr. McGhan's wife, Shirley M. McGhan, owns 207,310 Shares of Common Stock (or approximately 2.58% of the outstanding Shares) directly for her own account. Mr. McGhan disclaims beneficial ownership of the Shares owned by Mrs. McGhan.1

          McGhan  Management Corporation owned 107,985 Shares  on
          February 7, 1997, which they believe to be 1.34% of the outstanding class of Shares of the Issuer.

          McGhan  Management  Limited Partnership  owned  197,280
          Shares on February 7, 1997, which they believe to be 2.45% of the entire outstanding class of Shares of the Issuer.

          International  Integrated Industries LLC  owned  38,000
          Shares on February 7, 1997, which they believe to be 0.47% of the entire outstanding class of Shares of the Issuer.

          (b) Mr. McGhan has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of the Shares owned by him directly, and disclaims any power to vote or direct the voting or to dispose of any of the Shares of Common Stock owned by Mrs. McGhan, subject to Nevada Community Property laws as applicable.

          Mr. McGhan is the Chairman of the Board and the majority Shareholder of McGhan Management Corporation and, as such, participates in voting on the directives that the Board of Directors authorizes for the Secretary of McGhan Management Corporation to act upon to vote, or to direct the vote, and to direct the disposition of the Shares owned by McGhan Management Corporation.

          Mr. McGhan is the General Manager and the sole General Partner of McGhan Management Limited Partnership and, as such, participates in decisions for McGhan Management Limited Partnership to direct the disposition of the Shares owned by McGhan Management Limited Partnership.

          Mr. McGhan is the Managing Member of International Integrated Industries LLC and, as such, participates in voting on the directives that the Board of Members authorizes for the Secretary of International Integrated Industries, LLC to act upon to vote, or to direct the vote, and to direct the disposition of the Shares owned by International Integrated Industries LLC.

          (c) On January 27, 1997, McGhan Management Limited Partnership purchased a total of 10,000 Shares. Such Shares were crossed on the NASDAQ market at a per share price of $7.62 per share. There was a single security transaction.

          (d) Mr. McGhan has the sole power to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock owned by him directly and disclaims any power to receive or direct the receipt of dividends or proceeds of sale relating to the Shares of Common Stock owned by Mrs. McGhan.

          The Board of Directors of McGhan Management Corporation has the authority to direct the Secretary of McGhan Management Corporation to receive or direct the receipt of dividends from, or the proceeds from the sale of Common Stock owned directly by McGhan Management Corporation. Mr. McGhan is the Chairman of the Board and the majority Shareholder of McGhan Management Corporation.

          The General Manager and General Partner of McGhan Management Limited Partnership has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of Common Stock owned directly by McGhan Management Limited Partnership. Mr. McGhan is the General Manager and sole General Partner of McGhan Management Limited Partnership.

          The Board of Members of International Integrated Industries LLC has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of Common Stock owned directly by International Integrated Industries LLC. Mr. McGhan is the Managing Member of International Integrated Industries LLC.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No Change.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 1997      /s/ Donald K. McGhan
Donald K. McGhan, individually and as Chairman of the Board of McGhan Management Corporation, General Partner of McGhan Management Limited Partnership and Managing Member of International Integrated Industries, LLC.
_______________________________
1 Does not include (a) 9,400 Shares held of record by Nikki M. Moseley, a Director and Officer of McGhan Management Corporation; a Limited Partner of McGhan Management Limited Partnership; a Member of International Integrated Industries LLC and a daughter of Mr. McGhan, (b) 34,982 Shares held of record by a Living Trust established for the benefit of Nikki M. Moseley and (c) 9,750 Shares held of record by Garrett M. Wilson, Mr. McGhan's grandson and Mrs. Moseley's son.